UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

March 16, 2022

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT VII, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-4457263
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.          Other Events

Asset Acquisition

Cypress Controlled Subsidiary - Palm Bay, FL

On March 16, 2022, we acquired ownership of a “majority-owned subsidiary,” FR-Cypress, LLC (the “Cypress Controlled Subsidiary”), for a purchase price of approximately $2,160,000, which is the initial stated value of our equity interest in a new investment round in the Cypress Controlled Subsidiary (the “Cypress Growth eREIT VII Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Cypress Controlled Subsidiary, for a purchase price of approximately $19,440,000 (the “Cypress Interval Fund Investment” and, together with the Cypress Growth eREIT VII Investment, the “Cypress Investment”). The Cypress Controlled Subsidiary used the proceeds of the Cypress Investment to acquire eighty-seven (87) detached single family homes, generally located off of Verdi Circle in Palm Bay, FL (the “Cypress Property”). Construction on the Cypress Property began in 2020 and was completed in February 2022. It was approximately 41% occupied as of the closing date. The Cypress Growth eREIT VII Investment was funded with proceeds from our Offering, and the closing of the Cypress Investment and the Cypress Property occurred concurrently.

The Cypress Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Cypress Growth eREIT VII Investment, we have authority for the management of the Cypress Controlled Subsidiary, including the Cypress Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total purchase price, paid directly by the Cypress Controlled Subsidiary.

The Cypress Property was acquired for a total purchase price of approximately $43,800,000, an average of approximately $503,500 per home. We anticipate additional hard costs of approximately $262,000 for miscellaneous minor capital expenditures and rebranding, as well as additional soft costs and financing costs of approximately $1,638,000 bringing the total projected project cost for the Cypress Property to approximately $45,700,000. To finance the acquisition of the Cypress Property, a $24,100,000 senior loan with an 18-month term and an interest rate of SOFR + 1.95% with 18-months interest only was secured. The Cypress Property consists of a unit mix and floorplans, ranging from a 1,535 square foot 3 bedroom, 2 bath homes to 2,601 square foot 5 bedroom, 3 bath homes. Professional third-party property management will be installed to manage the Cypress Property.

The following table contains underwriting assumptions for the Cypress Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Cypress Property	5.50%	3.00%	3.00%	4.75%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT VII, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: March 22, 2022